

May 24, 2011

Adam C. Vandervoort
Vice President, General Counsel and Secretary
Independence Holding Company
485 Madison Avenue, 14th Floor
New York, New York 10022

> **Re:** **Independence Holding Company**
> **Registration Statement on Form S-4**
> **Filed May 9, 2011**
> **File No. 333-174054**

Dear Mr. Vandervoort:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Selected Financial Data of Independence Holding Company, page 21

1. Please update the financial statements included in the registration statement as set forth in Rule 3-12 of Regulation S-X.

2. Please revise to include complete summarized financial information required by Item 1010(c) of Regulation M-A in the prospectus. For example, please revise to disclose the ratio of earnings to fixed charges and pro forma data specified in Item 1010(c)(6). See Instruction 6 to Item 10 of Schedule TO. In addition, refer to telephone interpretation I.H.7 in the July 2001 supplement to our "Manual of Publicly Available Telephone Interpretations" that is available on the Commission's website at http://www.sec.gov for additional guidance.

Background and Reasons for the Offer, page 25

3. We note disclosure regarding the bidder's intention to possibly acquire additional shares of American Independence Corp. following the consummation of the offer. Revise to disclose how such acquisitions will occur (i.e., through open market purchases or otherwise). Please confirm your understanding that the tender offer rules may apply to future acquisitions and, depending on the circumstances, may necessitate your compliance with such rules' filing and dissemination obligations.

The Offer, page 26

4. We note that Independence Holding Company and its wholly-owned subsidiary, Madison Investors Corporation, will be 80% beneficial owners of American Independence Corp. following the successful completion of the offer. Please confirm that Madison Investors Corporation will be identified as a co-bidder in the offer and accordingly be subject to the filing and dissemination requirements specified in Regulation 14D. Refer generally to Section II.D.2. of the November 14, 2000 Current Issues Outline available at http://www.sec.gov/divisions/corpfin/guidance/ci111400ex_tor.htm

Expiration Date of the Offer, page 26

5. As currently represented, the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the twentieth business day following commencement. *See* Question and Answer Eight in Exchange Act Release No. 16623 (March 5, 1980). Please confirm that the offer will be open at least through midnight on the twentieth business day.

Extension, Termination and Amendment, page 27

6. While Independence Holding Company "acknowledges" the requirements of Rule 14e-1 (c), please revise to clarify that the bidders will, in fact, promptly pay for all securities properly tendered and not withdrawn by the expiration date or will promptly return all securities after termination or withdrawal of the offer.

7. You reserve the right "to delay acceptance for exchange of, or exchange of, any shares of American Independence Corp…" While you may delay acceptance of the shares for matters relating to government regulatory approval, it is inappropriate to delay acceptance of the shares for matters relating to general legal compliance, absent an extension of the Offer. Please confirm that any delay in acceptance will be consistent with Exchange Act Rule 14e-1(c).

Exchange of American Independence Corp. Shares; Delivery of Independence Holding Company Common Stock and Cash, page 28

8. You reserve the right to assign or transfer to one or more affiliates the right to purchase tendered equity shares. Please note that if Independence Holding Company does so, the entity to which the right is assigned may need to be added as a filing person on the Schedule TO-T, which is eventually filed. This in turn may necessitate an extension of the offer period and may require the offering document to be revised to provide all of the disclosure required by Schedule TO as to that entity. Please confirm your understanding in your response letter.

Conditions of the Exchange Offer, page 35

9. Refer to the final paragraph of this section relating to your failure to exercise the right to waive an offer condition. Note that when a condition is triggered and you decide to proceed with the offer anyway, we believe that this constitutes a waiver of the triggered condition(s). Depending on the materiality of the waived condition and the number of days remaining in the offer, you may be required to extend the offer and re-circulate new disclosure to shareholders. You may not, as this language seems to imply, simply fail to assert a triggered offer condition and thus effectively waive it without officially doing so. Please confirm your understanding in your response letter.

10. Please refer to our prior comment. When an offer condition is triggered by events that occur during the offer period and before the expiration of the offer, the company should inform shareholders how it intends to proceed promptly, rather than wait until the end of the offer period, unless the condition is one where satisfaction of the condition may be determined only upon expiration. Please confirm your understanding in your response letter.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

•   should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

    Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

    You may contact Mellissa Duru at (202) 551-3757 with any questions.

                                                    Sincerely,

                                                    Jeffrey Riedler
                                                    Assistant Director

cc: Steven B. Stokdyk, Esq.
        Latham & Watkins LLP
        355 South Grand Avenue
        Los Angeles, California 90071-1560